UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Molson Coors Brewing Company
(Name of Issuer)

Class B Common Stock, par value of $0.01 (non-voting)
(Title of Class of Securities)

60871R 209
(CUSIP Number)

Jeffrey H. Coors, Peter H. Coors and John K. Coors, Co-Chairmen
Adolph Coors Company LLC
Suite 412
2120 Carey Avenue
Cheyenne WY 82001
with a copy to
Robert Reese, Secretary
Adolph Coors Company LLC
Suite 412
2120 Carey Avenue
Cheyenne, WY 82001

307.214.8552

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Adolph Coors Company LLC, Trustee of the Coors Family Trusts

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,252,994

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,252,994

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,252,994

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.8% (1)

14.	Type of Reporting Person (See Instructions) 00 (2)

___________________
(1) Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D/A, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc. outstanding (as of April 28, 2006 as noted in the Company’s Report on Form 10-Q for the First Quarter of 2006, filed May 5, 2006).

(2) The Reporting Person is a limited liability company.

Item 1.    Security and Company.

        The class of equity securities to which this Schedule 13D relates is the Class B common stock, par value of $0.01 (voting) (the "Class B Common Stock"), of Molson Coors Brewing Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1225 17th Street, Suite 3200, Denver, Colorado 80202 and 1555 Notre Dame Street East, Montreal, Quebec, Canada H2L 2R5.

Item 2.    Identify and Background.

Item 2 of the Schedule 13D filed on February 22, 2005 (hereinafter the “Original Schedule 13D”), and as amended by the Schedule 13D/A filed on July 12, 2005 (hereinafter the “First Amended Schedule 13D”), is further amended by deleting in its entirety the text under Item 2 of the Original Schedule 13D and of the First Amended Schedule 13D/A, and replacing such text with the following:

This Schedule 13D/A is filed by Adolph Coors Company LLC, a Wyoming limited liability company (the "Reporting Person"), as Trustee of the Adolph Coors, Jr. Trust dated September 12, 1969; the Augusta Coors Collbran Trust dated July 5, 1946 (as further amended); the Bertha Coors Munroe Trust dated July 5, 1946 (as further amended); the Herman F. Coors Trust dated July 5, 1946 (as further amended); the Louise Coors Porter Trust dated July 5, 1946 (as further amended); the Grover C. Coors Trust dated August 7, 1952; and the May Kistler Coors Trust dated September 24, 1965 (individually and collectively, the “Coors Family Trusts”), for all of which trusts Adolph Coors Company LLC is the sole trustee. This Schedule 13D/A is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), with respect to the Company’s Class B Common Stock described in this Schedule 13D/A.

A.
Reporting Person
Name	Principal Place of Business	State of Organization	Principal Business
Adolph Coors Company LLC, Trustee of the Coors Family Trusts	Suite 412, 2120 Carey Avenue Cheyenne, WY 82001	Wyoming	To manage and administer assets for the Coors Family Trusts, the beneficiaries of which are descendents of Adolph Coors

The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

B.
Natural Persons

N/A

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is amended as follows:

•	The following new paragraph is inserted at the beginning of Item 3:

Keystone Financing LLC (a Delaware limited liability company wholly-owned by the Coors Family Trusts), the prior Reporting Person, was dissolved on July 10, 2006, with the effect that the shares of the Company’s Class B Common Stock held by Keystone Financing LLC reverted to the Coors Family Trusts, for all of which Trusts Adolph Coors Company LLC became sole trustee effective June 30, 2006.

•	The second paragraph is amended to read as follows:

Each of the Trusts acquired their shares of Class B Common Stock at various times prior to the date hereof.

•	The term Reporting Person or Reporting Persons is deemed to be Adolph Coors Company LLC, Trustee of the Coors Family Trusts effective June 30, 2006.

Item 4.    Purpose of Transaction.

Item 4 of the Original Schedule 13D/A is amended by deleting in its entirety the text therein and inserting in lieu thereof the following:

The Reporting Person became the trustee for the Coors Family Trusts on June 30, 2006. Keystone Financing LLC (a Delaware limited liability company wholly-owned by the Coors Family Trusts), the prior Reporting Person, was dissolved on July 10, 2006, with the effect that the shares of the Company’s Class B Common Stock held by Keystone Financing LLC reverted to the Coors Family Trusts, for all of which Trusts Adolph Coors Company LLC became sole trustee effective June 30, 2006. Each of the Coors Family Trusts contributed 25,000 shares of the Class B Common Stock as capital to Adolph Coors Company LLC in exchange for 25,000 Common Units per Trust of Adolph Coors Company LLC. Adolph Coors Company LLC is Trustee for all of the holdings of the Coors Family Trusts, including the Common Units of Adolph Coors Company LLC. The Reporting Person is also the beneficial owner of 1,260,000 shares of the Company's Class A Common Stock.

The sole purpose of this Amendment No. 2 to the Original Schedule 13D is to report the designation effective June 30, 2006, of Adolph Coors Company LLC as successor trustee to the individual trustees of the Coors Family Trusts, and the dissolution of Keystone Financing LLC effective July 10, 2006. Adolph Coors Company LLC does not serve as trustee for any other trusts or conduct any business not related to the administration and management of the Coors Family Trusts.

The purpose of the designation by the former individual trustees of the Coors Family Trusts of Adolph Coors Company LLC as successor trustee was to provide for a single entity to serve as trustee, which has the benefits of formally consolidating administration and management of the holdings of the Coors Family Trusts and of facilitating short-term and long-term planning for the Trusts. All twelve (12) of the former individual trustees of the Coors Family Trusts are descendents of Adolph Coors and now constitute the Board of Directors of Adolph Coors Company LLC.

Peter H. Coors, Vice Chairman of the Board of Directors of the Company and Executive Chairman of Coors Brewing Company; Melissa Coors Osborn, a Director of the Company and a member of management of the Company; and Christien Coors Ficeli, a member of management of the Company, are also Directors of Adolph Coors Company LLC. Peter H. Coors is also Co-Chairman of Adolph Coors Company LLC. There are nine other Directors of Adolph Coors Company LLC, all of whom are descendents of Adolph Coors. None of the individual members of the Board of Directors or of the officers of Adolph Coors Company LLC are considered to beneficial owners of the shares of Class B Common Stock held by Adolph Coors Company LLC, as Trustee of the Coors Family Trusts.

The Reporting Person pursues an investment objective that seeks capital appreciation. The Reporting Person will continuously analyze the operations, capital structure, and markets of companies in which it invests, including the Company, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). As a result of these activities, the Reporting Person may participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management, or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling the Company or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Company's capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Company; entering into agreements with the management of the Company relating to acquisitions of shares of the Company by members of management, issuance of options to management, or their employment by the Company.

Further, subject to and depending upon the availability of prices deemed favorable by the Reporting Person, it may choose to purchase additional shares of Class A Common Stock or Class A Exchangeable Shares or Class B Common Stock or Class B Exchangeable Shares from time to time in the open market, in privately negotiated transactions with third parties, by exercising options or warrants, or otherwise. In addition, depending upon prevailing conditions or other factors, the Reporting Person may determine to dispose of shares of Class B Common Stock currently held by the Reporting Person or that would be held by the Reporting Person from the conversion of Class A Common Stock in accordance with the obligation to so convert in the Voting Trust Agreements applicable to the Class A Common Stock (as described in the Schedule 13D/A for the Class A Common Stock filed of even date herewith) by the Reporting Person, in the open market, in privately negotiated transactions with third parties, or otherwise.

As Directors of the Company, each of Peter H. Coors and Melissa Coors Osborn may consider plans and proposals submitted by management with respect to business combinations aimed at improving the operating efficiencies of the Company, acquiring complementary properties, entering new market regions and/or for other reasons. These business combinations may include mergers and acquisitions, asset purchases and sales, as well as strategic ventures and marketing alliances. Peter H. Coors, Melissa Coors Osborn and Christien Coors Ficeli may also consider such plans and proposals in their capacities as members of management of the Company. As Directors of the Company, Peter H. Coors and Melissa E. Coors also may, depending on the facts and circumstances, consider any plans and proposals with respect to other transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended by deleting in its entirety the text therein and inserting in lieu thereof the following:

Information relating to the amount of shares beneficially owned by the Reporting Person are incorporated by reference from the cover page.

Item 6.    Contracts, Arrangements Understandings or Relationships with Respect to Securities of the Issuer.

The first three paragraphs of Item 6 of the Original Schedule 13D and the First Amended Schedule 13D/A are amended by deleting in its entirety the text therein and inserting in lieu thereof the following:

To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between it and any other person with respect to any of the Class B Common Stock, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be filed as Exhibits.

Item 7 of the Original Schedule 13D is amended as follows:

•	The materials included in Exhibits 99.1 and 99.2 of the Original Schedule 13D are deleted in their entirety.

•	Exhibits 99.3, 99.4, 99.5 and 99.6 of the Original Schedule 13D are hereby respectively renumbered as Exhibits 99.1, 99.2, 99.3, and 99.4.

•	References to “Adolph Coors, Jr. Trust” in newly renumbered Exhibits 99.1, 99.2, 99.3 and 99.4 are deemed to refer to and include Adolph Coors Company LLC, Trustee of the Adolph Coors, Jr. Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 23, 2006
Date

/s/ Robert Reese
Signature

Adolph Coors Company LLC, Trustee for the Coors Family Trusts Robert Reese, Secretary
Name/Title